UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 11) (1)


                        THE ELDER-BEERMAN STORES CORP.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   284470101
                    --------------------------------------
                                (CUSIP Number)

                     Stuart J. Lissner, Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2501

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 24, 2003
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
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---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   2   of    11   Pages
---------------------------------               -------------------------------

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   1     NAME OF REPORTING PERSONS:  PPM America Special Investments Fund, L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
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   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            None.
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              None.
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   3   of    11   Pages
---------------------------------               -------------------------------

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   1     NAME OF REPORTING PERSON:  PPM America Fund Management GP, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            None.
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              None.
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   4   of    11   Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM America Special Investments CBO II,
         L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP              (a)  |_|
                                                                     (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            None.
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              None.
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   5   of    11   Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSONS: PPM America CBO II Management Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            0
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   6   of    11   Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM MGP (Bermuda), Ltd.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                               |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            None.
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              None.
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   7   of    11   Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM America, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             0
     NUMBER OF     ------------------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              0
     OWNED BY      ------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               None.
      PERSON       ------------------------------------------------------------
       WITH            10    SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IA
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 284470101                    13D          Page   8   of    11   Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM Holdings, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO  ITEM 2(D) OR 2(E)                                              |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             None.
      NUMBER OF    ------------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
    BENEFICIALLY             0
      OWNED BY     ------------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER
      REPORTING              None.
       PERSON      ------------------------------------------------------------
        WITH            10   SHARED DISPOSITIVE POWER
                             0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated September 20, 1999 (the "Schedule 13D"), as amended on February 24, 2000, March 7, 2000, March 21, 2000, June 7, 2000, July 21, 2000, April 26, 2001, May 28, 2003, July 8,
2003, September 8, 2003 and October 17, 2003 relating to the Common Stock, no par value per share, of the Issuer. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         No Amendment.

Item 2.  Identity and Background.
         -----------------------

         No Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No Amendment.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On October 16, 2003, the Reporting Persons tendered for purchase an aggregate of 1,418,368 shares of Common Stock of the Issuer held by them to The Bon-Ton Stores, Inc. ("Bon-Ton") pursuant to Bon-Ton's tender offer commenced September 23, 2003. On October 24, 2003, all of such shares were accepted for purchase by Bon-Ton at a price of $8.00 per share.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated as follows:

         As a result of the transactions described in Item 4 above, the Reporting Persons beneficially own no shares of the Common Stock of the Issuer.

         (c) The following transactions in the Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions:


-------------------------------------------------------------------------------
                              Date of       Number of Shares
Reporting Person            Disposition           Sold          Price per Share
----------------            -----------     -----------------   ---------------
-------------------------------------------------------------------------------
PPM America Special      September 8, 2003       62,599              $6.92
Investments Fund, L.P.
                         September 9, 2003       31,300              $6.97

------------------------------------------------------------------------------
PPM America Special      September 8, 2003       37,401              $6.92
Investments CBO II,
L.P.
                         September 9, 2003       18,700              $6.97

------------------------------------------------------------------------------
         In addition, Bon-Ton purchased an aggregate of 1,418,368 shares of Common Stock of the Issuer at $8.00 per share from the Reporting Persons following the closing of its tender offer on October 24, 2003.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect To Securities Of The Issuer.
         ----------------------------------------

         See Item 4.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Joint Filing Agreement dated October 24, 2003.

                                   Signature

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 24, 2003

PPM AMERICA SPECIAL INVESTMENTS           PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                                CBO II, L.P.
By:  PPM America, Inc.                    By:  PPM America, Inc.
As Attorney-in-Fact                       As Attorney-in-Fact

By:/S/ Kenneth Schlemmel                  By:/S/ Kenneth Schlemmel
   ---------------------------               ---------------------------
Kenneth Schlemmel                         Kenneth Schlemmel
Senior Managing Director                  Senior Managing Director


PPM AMERICA FUND MANAGEMENT               PPM AMERICA, INC.
GP, INC.

By:/S/ Kenneth Schlemmel                  By:/S/ Kenneth Schlemmel
   ---------------------------               ---------------------------
Kenneth Schlemmel                         Kenneth Schlemmel
Senior Vice President                     Senior Managing Director


PPM AMERICA CBO II MANAGEMENT             PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.             By:/S/ Kenneth Schlemmel
Its:  Managing General Partner               ---------------------------
                                          Kenneth Schlemmel
/S/ Kenneth Schlemmel                     Senior Vice President
   ---------------------------
Kenneth Schlemmel
Senior Vice President


PPM HOLDINGS, INC.

By:/S/ Mark Mandich
   ---------------------------
Mark Mandich
Chief Operating Officer and Executive
Vice President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

         The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value per share, of The Elder-Beerman Stores Corp. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 24th day of October, 2003.


PPM AMERICA SPECIAL INVESTMENTS            PPM AMERICA SPECIAL
FUND, L.P.                                 INVESTMENTS CBO II, L.P.

By:  PPM America, Inc.                     By:  PPM America, Inc.
As Attorney-in-Fact                        As Attorney-in-Fact

By: /S/ Kenneth Schlemmel                  By: /S/ Kenneth Schlemmel
    --------------------------------           --------------------------------
Kenneth Schlemmel                          Kenneth Schlemmel
Senior Managing Director                   Senior Managing Director


PPM AMERICA FUND MANAGEMENT                PPM AMERICA, INC.
GP, INC.

By: /S/ Kenneth Schlemmel                  By: /S/ Kenneth Schlemmel
    --------------------------------           --------------------------------
Kenneth Schlemmel                          Kenneth Schlemmel
Senior Vice President                      Senior Managing Director


PPM AMERICA CBO II MANAGEMENT              PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.              By: /S/ Kenneth Schlemmel
Its:  Managing General Partner                ---------------------------------
                                           Kenneth Schlemmel
By: /S/ Kenneth Schlemmel                  Senior Vice President
    --------------------------------
Kenneth Schlemmel
Senior Vice President


PPM HOLDINGS, INC.

By: /S/ Mark Mandich
    --------------------------------
Mark Mandich
Chief Operating Officer and Executive Vice
President